 Exhibit (a)(5)(A)
The KeyW Holding Corporation Commences Tender Offer for Any and All of its Outstanding 2.50% Convertible Senior Notes due 2019
HANOVER, Md., April 13, 2018 — The KeyW Holding Corporation (NASDAQ: KEYW) (the “Company”) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase any and all of its outstanding 2.50% Convertible Senior Notes due 2019 (CUSIP No. 493723 AA8) (the “Notes”). As of April 13, 2018, there were $149.5 million aggregate principal amount of Notes outstanding.
Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated April 13, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal, the Company is offering to pay, in cash, an amount equal to $1,000 per $1,000 principal amount of validly tendered (and not validly withdrawn) Notes accepted for purchase (the “Purchase Price”), plus accrued and unpaid interest on such Notes, if any, from January 15, 2018 up to, but not including, the date of such acceptance and purchase (the “Settlement Date”). The Tender Offer will expire at 11:59 p.m., New York City time, on May 15, 2018, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated, in the Company’s sole discretion.
The Tender Offer is subject to the satisfaction or waiver, in the Company’s sole discretion, of certain conditions described in the Offer to Purchase, including, but not limited to, the availability of funds to finance the payment of the Purchase Price for all Notes validly tendered (and not validly withdrawn) in the Tender Offer and accepted for purchase by the Company. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered. Subject to applicable law, the Company may extend, terminate or amend the terms of the Tender Offer, at any time or from time to time, for any reason, in its sole discretion.
Tendered Notes may be validly withdrawn from the Tender Offer at or prior to the Expiration Date.
Payment for Notes that have been validly tendered (and not validly withdrawn) at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, subject to the satisfaction or waiver, in the Company’s sole discretion, of the conditions to the Tender Offer, will be made on the Settlement Date. The Settlement Date is expected to occur promptly following the Expiration Date, assuming the satisfaction or waiver, in the Company’s sole discretion, of the conditions to the Tender Offer, at or prior to the Expiration Date as further described in the Offer to Purchase. Accrued and unpaid interest on the Notes, if any, from January 15, 2018 up to, but not including, the Settlement Date, will also be paid in cash on all Notes purchased in the Tender Offer.
This announcement does not contain the full terms and conditions of the Tender Offer. The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the information agent for the Tender Offer, Global Bondholder Services Corporation, at (866) 470-4200 (US toll-free) or (212) 430-3774 (collect).
RBC Capital Markets, LLC is acting as dealer manager for the Tender Offer. For additional information regarding the Tender Offer, please contact RBC Capital Markets, LLC, at (877) 381-2099 (US toll-free) or 1-212-618-7843 (collect).
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s securities. The Tender Offer will be made solely pursuant to the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders should read the Company’s commencement Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when filed with the SEC, because they will contain important information. Holders may obtain the Tender Offer statement on Schedule TO, and any amendments or supplements thereto, for free from the SEC at its website (www.sec.gov) or from Global Bondholder Services Corporation. None of the Company, RBC Capital Markets, LLC or Global Bondholder Services Corporation makes any recommendation as to whether the holders of Notes should tender their Notes in the Tender Offer or the amount of Notes to tender.

About KeyW
KeyW is a total solutions provider for the Intelligence, Cyber and Counterterrorism Communities’ toughest challenges. We support the collection, processing, analysis and dissemination of information across the full spectrum of their missions. We employ and challenge more than 1,000 talented professionals in the industry with solving complex problems such as preventing cyber threats, transforming data into intelligence and combating global terrorism.
Forward-Looking Statements: Statements made in this press release that are not historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: statements about our ability to finance the Tender Offer and the expected timing for completion of the Tender Offer; and other statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” “potential,” “opportunities,” and similar expressions. These statements involve numerous risks and uncertainties, including but not limited to, those risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on March 16, 2018, and other filings that we make with the SEC from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. KeyW is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise, unless required by law.
Media Contact:
Heather Williams
Corporate Media Relations
443.733.1613
Communications@KeyWcorp.com
Investor Contact:
Mark Zindler
Vice President, Investor Relations
703.880.9379
investors@keywcorp.com